UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F X  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 18, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing the results of its Series 3 Preferred Share Conversion. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: December 18, 2019		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta December 18, 2019

Husky Energy Reports Results of Series 3 Preferred Share Conversion

Husky Energy announces that 71,606 Cumulative Redeemable Preferred Shares, Series 3 (Series 3 Shares) were tendered for conversion, which is less than the one million shares required to give effect to conversion into Cumulative Redeemable Preferred Shares, Series 4 (Series 4 Shares).

As a result, none of the Series 3 Shares will be converted into Series 4 Shares on December 31, 2019.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Media & Issues Specialist

403-298-7088